EXHIBIT 99.1

Excerpts of Thomson’s First Quarter 2007 Revenues

Thomson reported total revenues of €1,252 million for the quarter.  Of this total, Core Business reported revenues were €1,240 million, up from 1Q06 core revenues of €1,237 million. Currency movements were significant and decreased Core Business revenues during the quarter by €53 million. Core Business revenues at constant currency were therefore €1,293 million, an increase of 4.4% year-on-year.  Strong growth in our digital and electronic businesses was partially offset by some decline in our physical media businesses. Perimeter effects were minimal in the quarter.

First Quarter 2007 Consolidated Revenues (unaudited)

In € millions unless otherwise stated	1Q 07 actual	1Q 07 constant currency	1Q 06		% change constant currency
Services	548	575	565		1.9%
Systems	565	586	538	(1)	8.8%
Technology	124	128	129		(0.5)%
Others	4	4	6		n/m
THOMSON CORE	1,240	1,293	1,238		4.4%
Non-Core - (Displays & CEP)	12	12	32	(1)	n/m
THOMSON GROUP	1,252	1,305	1,270	(1)	2.7%

(1) Revenues are presented according to IFRS and therefore exclude activities treated as discontinued for the quarter, principally the remaining Audio/Video and Accessories businesses, including the Group’s retail terrestrial decoder activity, which are held for sale (together “AVA”).  Previously reported group revenues for Thomson for 1Q06 were €1,294 million, of which €24 million was from activities since treated as discontinued.

First Quarter 2007 Thomson Core Revenues Highlights

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Overall reported Core Business revenues grew 4.4% on a constant currency basis. Strong growth in our digital and electronic businesses was partially offset by some decline in our physical media businesses.

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Services grew revenues, with a robust performance in DVD and good growth in Network Services.

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There was significant growth in Systems, particularly in our offerings for telecom and cable operators.  In Grass Valley, broadcast product sales continued to be slow, as in 4Q06. Markets were better in network system integration and Network Software offerings.

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Technology revenues were stable year-on-year, a good performance given the strong first quarter a year ago.

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We continued to launch a wide variety of new products and services, particularly towards the end of the quarter, enabling our customers to roll out offerings at the forefront of digital and electronic media, entertainment and communication.

Divisional Review

Services

Revenues for the Services division reached €548 million for 1Q07 (1Q06, €565 million). Currency movements decreased revenues during the quarter by €27 million. Revenues at constant currency thus increased by 1.9% year-on-year, reflecting a positive start to the year.

We continued to grow strongly overall in our digital and electronic service activities (Network Services, Content Services and digital cinema), although this growth was offset as expected by some decline in physical media (Film and DVD Services).  Perimeter effects were minimal in the quarter (€13 million of revenues from NOB).

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Physical media held up well, despite a shortage of major blockbusters.

DVD volumes for the first quarter showed a 7% increase in units from 299 million units to 319 million units. Key studio titles in DVD for the quarter were Peter Pan, Flushed Away and Déjà Vu. The mix between studio and kiosk volumes was similar to 1Q06.

The Group has successfully renewed its major studio DVD contracts with revised pricing and in some cases an expansion of associated distribution activities starting in 2007.  As planned we are reducing our DVD manufacturing facilities in Europe and the Americas from six to two, focusing our replication activities on our facilities in Mexico and Poland. This plan is progressing on schedule. The charges related to these closures will, as previously announced, be taken largely in 1H07 with the cost-reduction benefits appearing in 2H07.

In Film, footage for the quarter was 1.11 billion feet (1Q06: 1.17 billion feet). Key titles in the quarter included 300 and Meet the Robinsons – the latter title also included 3-D versions and represented the widest digital distribution for a new release to date.

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The revenues driven by digital and electronic media grew strongly in 1Q07, particularly in Network Services.

Content Services had a relatively quiet quarter overall with mixed revenue development across its business lines, but stronger performances in areas such as Digital Intermediates (DI), which was strengthened by the performance of our DI facility on the Sony Pictures Studios lot in Hollywood. Visual effects continued to progress with a BAFTA award for best visual effects for Terry Pratchett’s Hogfather and work on the next Harry Potter and Narnia films.  The development of our Paprikaas animation services joint-venture in India is proceeding according to plan.

Network Services grew significantly in the quarter, with good first time contributions in broadcast from the NOB contract in the Netherlands and the ITV contract in the UK.  These deals enhance Thomson’s ability to offer its customers an end-to-end solution from systems design to content preparation and management, and distribution of live, pre-recorded and on-demand digital content.  Our retail media services continued to grow steadily in North America and we continued to progress our plans for international expansion of this offering.

Systems

Revenues for the division reached €565 million for 1Q07 (1Q06, €538 million). Currency movements decreased sales during the quarter by €21 million. Revenues at constant currency therefore grew by 8.8% year-on-year.

Our Access Products activities showed good growth, particularly with cable and telecom customers, whilst the markets served by our Broadcast & Networks businesses continued to be slower, as in 4Q06.

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In Access Products, Thomson shipped 2.1 million satellite set-top boxes in 1Q07 (vs. 2.3 million in 1Q06), 0.6 million cable set-top boxes (vs. 0.3 million in 1Q06), and 2.6 million access products for telecom operators (vs. 2.0 million in 1Q06) – making a total of 5.3 million access products in the quarter (vs. 4.6 million in 1Q06).

A significantly increased proportion of the access products for telecom operators were Advanced Service Gateways which are generally triple play enabled. This business continued to grow strongly during 1Q07, with continuing roll outs of the France Telecom Livebox and the BT Hub quadruple-play enabled gateway in the UK, and additional business with tier one operators.

For satellite customers, improved product mix outweighed price declines on basic products. We were nevertheless shipping a high proportion of basic set-top boxes.  Rollouts for major customers of HD boxes in the US and HD-PVRs in Europe continued and mix is expected to improve further following the launch of a new model of HD-PVR in the US at the end of the quarter.  Sales to cable customers grew well, with good momentum in Europe and Latin America, and improving product mix.

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In Grass Valley, broadcast product sales continued to be slow, as in 4Q06. Sales of Grass Valley’s network system integration were more robust and our Network Software offering continued to grow with continuing deployments of Cirpack softswitches and the Smartvision IPTV software platform, which has now reached one million IPTV lines in service.  During the quarter the report from Multimedia Research Group confirmed Thomson as No.1 worldwide, by number of IPTV subscribers using the Smartvision platform.

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During the quarter Thomson had successes in several key growth areas for the future, such as mobile TV, IPTV and fixed-mobile convergence. A number of contract announcements were made at the NAB trade show for deployment of mobile TV networks in the US: Modeo retained Thomson for both TV transmitters and head-end equipment for the New York area, while shipment of transmitters and multiplexers to Qualcomm started for their rollout in the US. In Europe, where Mobile TV deployment is still constrained by regulation, broadcasters such as KPN retained us to upgrade their transmitter network, with our Elite product range, capable of both fixed and mobile TV. In addition to the success of our Smartvision IPTV middleware, we started to deploy IP set-top boxes.

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For the future, the Group continued investments in key new products, notably IP set-top boxes, multi-functional home networking devices and fixed-mobile convergence platforms and devices, for example with SFR.

Technology

Revenues of the division were €124 million for 1Q07 (1Q06, €129 million). Currency movements during the quarter decreased sales by €4 million.  Revenues at constant currency therefore decreased by 0.5% year-on-year

Licensing revenues were €100 million for 1Q07 at constant currency (€96 million at actual rates) compared to €103 million for the strong 1Q06.  There was no change to the major trends in programs from 4Q06. Thomson had 972 licensing contracts outstanding, generated from its portfolio of around 55,000 patents across 23 licensing programs.  Around 85% of licensing revenues for the quarter were generated from digital licensing programs.

Non-Core and Discontinued Activities

Revenues of Non-Core activities were €12 million for 1Q07 (1Q06 revenues €32 million). This reflects the lower levels of activity at our Angers and Genlis operations which were anticipated by our 2006 restructuring program.

Group reported revenues are presented according to IFRS and therefore exclude activities treated as discontinued for the quarter.  Concerning the disposal of the Group’s held-for-sale AVA businesses, we completed the disposal of the US Accessories activities in January realizing cash proceeds of approximately US$70m. The remaining businesses and assets are being actively marketed and discussions are ongoing with a wide variety of parties. With this in mind, and also noting an improved performance year-on-year, progress towards a sale is satisfactory.

Other

In common with the practice of many French companies, Thomson plans to enter into a contrat de liquidité (share liquidity contract) with a financial institution in accordance with AMF guidelines.

Thomson will hold its annual General Assembly on Tuesday, 15 May 2007 in Paris.

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